UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Steven Siegler

Redwood Capital Management, LLC

910 Sylvan Ave, Suite 130

Englewood Cliffs, New Jersey 07632

(201) 227-5040

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Redwood Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,200,197 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,200,197 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,200,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.69%
14	TYPE OF REPORTING PERSON IA, OO

(1)	See Item 4.
(2)	See Item 5.

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Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) is filed on behalf of Redwood Capital Management, LLC, a Delaware limited liability company (the “Reporting Person”). This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of PG&E Corporation, a California corporation (the “Company”). The address of the principal executive offices of the Company is 77 Beale Street, P.O. Box 770000, San Francisco, California 94177.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by the Reporting Person with respect to the Shares beneficially owned by it.

(b)	The address of the principal executive office of the Reporting Person is 910 Sylvan Ave, Suite 130, Englewood Cliffs, New Jersey 07632.

(c)	The principal business of the Reporting Person is providing investment management services to the private investment vehicles and accounts for which the Reporting Person serves as investment manager.

(d)

During the past five years, neither the Reporting Person nor any director, executive officer or controlling person of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, neither the Reporting Person nor any director, executive officer or controlling person of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

As described in Item 4, the Reporting Person may be deemed to be a member of a group for the purposes of Section 13(d)(3) of Securities Exchange Act of 1934 (the “Act”) comprised of the Reporting Person and the Other Shareholders (as defined in Item 4). Each of the Other Shareholders has agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D’s filed by Other Shareholders. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or acquired by any Other Shareholder.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares reported herein as being beneficially owned by the Reporting Person were purchased using working capital of Redwood Drawdown Master Fund II, L.P. and Redwood Master Fund, Ltd. (collectively, the “Redwood Funds”) in open-market transactions. A total of $199.8 million was paid to acquire the Shares reported in this Schedule 13D, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person, solely through the Redwood Funds, beneficially owns 14,200,197 Shares, which represent 2.69% of the outstanding Shares based on published information. All Shares so owned by the Reporting Person were purchased and are beneficially owned for investment purposes.

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The Company has publicly announced that it is conducting a process for the refreshment of its board of directors (the “Board”) and that it anticipates that a majority of the Board will be new independent directors prior to the Company’s 2019 annual meeting of shareholders. The Company has also publicly announced that it is conducting a process to identify a permanent CEO to lead the Company.

From time to time, representatives of the Reporting Person have conducted discussions with representatives of the Company and other parties with respect to the Company’s bankruptcy case and these processes. On March 8, 2019, the Reporting Person and two other shareholders, Knighthead Capital Management, LLC, a Delaware limited liability company, and Abrams Capital Management, L.P., a Delaware limited partnership (together, the “Other Shareholders”), had an initial joint conference call, together with financial advisers and counsel, to discuss the status of discussions with representatives of the Company regarding the Board refreshment and CEO selection processes. During their telephone conference, each of the Reporting Person and the Other Shareholders mutually agreed to act in concert to submit director candidate nominations to the Company if they collectively determined nominations to be appropriate.

On March 15, 2019, the Reporting Person entered into a letter agreement (the “Investor Agreement”), a copy of which is filed as Exhibit 99.1 hereto, with the Other Shareholders, in respect of the Company’s Board refreshment and CEO selection processes. This Investor Agreement memorialized the parties’ determination on March 8, 2019 that they expected to work in concert for what they expected to be a brief period in relation to these matters. Unless the Reporting Person withdraws from the Investor Agreement (which it may do at any time), the Reporting Person expects to act with respect to any such matter in accordance with the agreement or consensus of at least two of the three parties to the Investor Agreement. As such, the Reporting Person and the Other Shareholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Act.

Based on information provided by the Other Shareholders, the Reporting Person believes that it and the Other Shareholders beneficially own in the aggregate 9.83% of the outstanding Shares as of the date of this Schedule 13D. Depending on the outcome of discussions with the Company, the Reporting Person (with or without one or both of the Other Shareholders) may submit proposed nominees for election to the Board under the Company’s director nomination bylaws, although it has not decided to do so as of the date of this Schedule 13D.

Except as set forth above, as of the date of this Schedule 13D, the Reporting Person and, to its knowledge, the Other Shareholders have no plans or proposals that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D.

Depending on market conditions and other factors, including developments in the Company’s bankruptcy case, the Redwood Funds may sell Shares in the open market or in privately negotiated transactions or purchase or sell cash-settled derivatives, the value of which is measured by changes in trading prices of the Shares. The Investor Agreement prohibits purchases of additional Shares. Accordingly, such purchases by the Reporting Person would require the consent of at least two of the three parties to the Investor Agreement or would require the Reporting Person to withdraw therefrom.

The Reporting Person also reserves the sole right to vote the Shares it beneficially owns or to take any other action with respect to such Shares. The Reporting Person and each Other Shareholder have expressly represented and agreed that they have no other written or oral agreement or understanding with respect to the Shares and expressly reserve the right for any reason or no reason to act independently with respect to the Company or their investment in it. The Reporting Person reserves the right to change its plans and make any proposal, either alone or with others, at any time.

The Reporting Person presently expects to terminate the Investor Agreement upon the Company’s election of a refreshed Board and selection of a permanent CEO acceptable to the Reporting Person. The Reporting Person reserves the right to terminate the Investor Agreement earlier or later, and to take any other action, alone or with others.

CUSIP No. 69331C108

Page 5 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 527,561,429 Shares outstanding, as of February 22, 2019, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2019.

The Reporting Person may be deemed to share voting and investment power with (1) Redwood Drawdown Partners II, LLC, a Delaware limited liability company (“Redwood Partners”), (2) Redwood Capital Management Holdings, LP, a Delaware limited partnership (“Redwood Holdings LP”), (3) Redwood Capital Management Holdings GP, LLC, a Delaware limited liability company (“Redwood GP LLC”), (4) Little Mission Creek Corp., a New Jersey corporation (“Mission Creek”), and (5) Jonathan Kolatch (together with Redwood Partners, Redwood Holdings LP, Redwood GP LLC and Mission Creek, the “Controlling Persons”).

(a)

The business address of each of Redwood Partners, Redwood Holding LP and Redwood GP LLC is c/o Redwood Capital Management, LLC, 910 Sylvan Ave, Suite 130, Englewood Cliffs, New Jersey 07632. The address of each of Mission Creek and Mr. Kolatch is c/o Redwood Capital Management, LLC, 404 Washington Avenue, Suite 715, Miami Beach, Florida 33139.

(b)

Redwood Partners serves as the general partner of Redwood Drawdown Master Fund II, L.P. Redwood Holdings LP is the sole member of the Reporting Person. Redwood GP LLC serves as general partner of Redwood Holdings LP. Mission Creek is the managing member of Redwood GP LLC. Mr. Kolatch is the sole owner and director of Mission Creek.

(c)	None of the Controlling Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)

None of the Controlling Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Kolatch is a citizen of the United States of America.

Shares reported herein for the Reporting Person represent Shares owned by the Redwood Funds for which the Reporting Person serves as investment manager. Shares reported herein for the Controlling Persons represent the above referenced shares reported for the Reporting Person.

(a)	As of the close of business on March 15, 2019, the Reporting Person and each of the Controlling Persons beneficially owned 14,200,197 Shares. Percentage: 2.69%

The Reporting Person also has sold put options covering an aggregate total of 100,000 Shares at a strike price of $12.00, which put options have an expiry date of April 18, 2019. Thus, the Reporting Person has no control over whether these options will be exercised and whether it will be required to purchase the Shares.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,200,197
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,200,197

CUSIP No. 69331C108

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(c)	Transactions in the Shares by the Reporting Person, through the Redwood Funds, during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)

Except as described in Item 5 of this Schedule 13D, to the knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 4 and 5 hereof are incorporated by reference in their entirety. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and the Other Shareholders, or between each of the foregoing and any other person, with respect to the securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

99.1*	Investor Agreement, dated March 15, 2019, by and among Abrams Capital Management, L.P., Redwood Capital Management Holdings, LP and Knighthead Capital Management, LLC.

*	Filed herewith.

CUSIP No. 69331C108

Page 7 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2019

REDWOOD CAPITAL MANAGEMENT, LLC

By:	/s/ Ruben Kliksberg
Name:	Ruben Kliksberg
Title:	Co-Chief Executive Officer

CUSIP No. 69331C108

Page 8 of 11 Pages

SCHEDULE A

Transactions in Shares During the Past 60 Days*

Number of Shares Purchased/(Sold)		Price ($)	Date of Purchase/Sale	Transacting Entity
(11,530)		17.5945	01/11/2019	Redwood Master Fund, Ltd
100	**	37.7105	01/14/2019	Redwood Master Fund, Ltd
62,805		8.5088	01/14/2019	Redwood Master Fund, Ltd
94,206		9.1124	01/14/2019	Redwood Master Fund, Ltd
125,609		9.1755	01/14/2019	Redwood Master Fund, Ltd
157,007		9.1341	01/14/2019	Redwood Master Fund, Ltd
157,008		9.2043	01/14/2019	Redwood Master Fund, Ltd
157,009		9.2499	01/14/2019	Redwood Master Fund, Ltd
157,010		9.1858	01/14/2019	Redwood Master Fund, Ltd
251,211		8.8035	01/14/2019	Redwood Master Fund, Ltd
148,789		8.80	1/14/2019	Redwood Drawdown Master Fund II, LP
92,993		9.13	1/14/2019	Redwood Drawdown Master Fund II, LP
92,992		9.20	1/14/2019	Redwood Drawdown Master Fund II, LP
92,991		9.25	1/14/2019	Redwood Drawdown Master Fund II, LP
55,794		9.11	1/14/2019	Redwood Drawdown Master Fund II, LP
92,990		9.19	1/14/2019	Redwood Drawdown Master Fund II, LP
74,391		9.18	1/14/2019	Redwood Drawdown Master Fund II, LP
37,195		8.51	1/14/2019	Redwood Drawdown Master Fund II, LP
16,027		6.4447	01/15/2019	Redwood Master Fund, Ltd
19,802		6.0950	01/15/2019	Redwood Master Fund, Ltd
96,626		6.2738	01/15/2019	Redwood Master Fund, Ltd
128,312		6.5316	01/15/2019	Redwood Master Fund, Ltd
256,618		6.4928	01/15/2019	Redwood Master Fund, Ltd
280,639		6.7309	01/15/2019	Redwood Master Fund, Ltd
365,688		6.3520	01/15/2019	Redwood Master Fund, Ltd
53,374		6.27	1/15/2019	Redwood Drawdown Master Fund II, LP
71,688		6.53	1/15/2019	Redwood Drawdown Master Fund II, LP
204,312		6.35	1/15/2019	Redwood Drawdown Master Fund II, LP
143,382		6.49	1/15/2019	Redwood Drawdown Master Fund II, LP
156,808		6.73	1/15/2019	Redwood Drawdown Master Fund II, LP
8,973		6.44	1/15/2019	Redwood Drawdown Master Fund II, LP
17,327		6.7555	01/16/2019	Redwood Master Fund, Ltd
64,281		6.3198	01/16/2019	Redwood Master Fund, Ltd
160,703		6.7128	01/16/2019	Redwood Master Fund, Ltd

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160,703		6.5600	01/16/2019	Redwood Master Fund, Ltd
160,703		6.6375	01/16/2019	Redwood Master Fund, Ltd
162,513		7.0198	01/16/2019	Redwood Master Fund, Ltd
321,407		6.6276	01/16/2019	Redwood Master Fund, Ltd
35,719		6.32	1/16/2019	Redwood Drawdown Master Fund II, LP
178,593		6.63	1/16/2019	Redwood Drawdown Master Fund II, LP
89,297		6.64	1/16/2019	Redwood Drawdown Master Fund II, LP
89,297		6.56	1/16/2019	Redwood Drawdown Master Fund II, LP
89,297		6.71	1/16/2019	Redwood Drawdown Master Fund II, LP
87,487		7.02	1/16/2019	Redwood Drawdown Master Fund II, LP
(9,901)		8.0069	01/17/2019	Redwood Master Fund, Ltd
9,901		7.2985	01/17/2019	Redwood Master Fund, Ltd
37,129		6.7222	01/17/2019	Redwood Master Fund, Ltd
77,450		6.9655	01/17/2019	Redwood Master Fund, Ltd
385,854		7.2067	01/17/2019	Redwood Master Fund, Ltd
1,326,601		6.3600	01/17/2019	Redwood Master Fund, Ltd
22,550		6.97	1/17/2019	Redwood Drawdown Master Fund II, LP
114,146		7.21	1/17/2019	Redwood Drawdown Master Fund II, LP
423,399		6.36	1/17/2019	Redwood Drawdown Master Fund II, LP
11,100	**	41.6894	01/18/2019	Redwood Master Fund, Ltd
34,654		7.0657	01/18/2019	Redwood Master Fund, Ltd
36,472		6.4488	01/18/2019	Redwood Master Fund, Ltd
39,604		6.8266	01/18/2019	Redwood Master Fund, Ltd
62,800	**	35.5808	01/18/2019	Redwood Master Fund, Ltd
80,238		6.6992	01/18/2019	Redwood Master Fund, Ltd
102,120		7.0090	01/18/2019	Redwood Master Fund, Ltd
231,000	**	7.6105	01/18/2019	Redwood Master Fund, Ltd
240,400	**	37.1336	01/18/2019	Redwood Master Fund, Ltd
13,528		6.45	1/18/2019	Redwood Drawdown Master Fund II, LP
29,762		6.70	1/18/2019	Redwood Drawdown Master Fund II, LP
37,880		7.01	1/18/2019	Redwood Drawdown Master Fund II, LP
69,000	**	7.61	1/18/2019	Redwood Drawdown Master Fund II, LP
(9,901)		7.9327	01/22/2019	Redwood Master Fund, Ltd
9,901		7.6143	01/22/2019	Redwood Master Fund, Ltd
(55,446)		13.6849	01/24/2019	Redwood Master Fund, Ltd
(19,802)		12.8113	01/24/2019	Redwood Master Fund, Ltd
10,891		7.6713	01/24/2019	Redwood Master Fund, Ltd
12,376		7.4359	01/24/2019	Redwood Master Fund, Ltd
62,590		13.3667	01/24/2019	Redwood Master Fund, Ltd
12,410		13.37	1/24/2019	Redwood Drawdown Master Fund II, LP
(24,753)		12.2559	01/25/2019	Redwood Master Fund, Ltd

CUSIP No. 69331C108

Page 10 of 11 Pages

100,000	12.1999	01/25/2019	Redwood Master Fund, Ltd
100,000	12.3942	01/25/2019	Redwood Master Fund, Ltd
200,000	12.2509	01/25/2019	Redwood Master Fund, Ltd
200,000	12.3921	01/25/2019	Redwood Master Fund, Ltd
200,000	12.1718	01/25/2019	Redwood Master Fund, Ltd
200,000	12.2857	01/25/2019	Redwood Master Fund, Ltd
14,851	12.4513	01/28/2019	Redwood Master Fund, Ltd
108,000	11.2098	01/28/2019	Redwood Master Fund, Ltd
42,000	11.21	1/28/2019	Redwood Drawdown Master Fund II, LP
(12,376)	13.7093	01/29/2019	Redwood Master Fund, Ltd
24,753	11.2497	01/29/2019	Redwood Master Fund, Ltd
53,250	13.7899	01/29/2019	Redwood Master Fund, Ltd
76,697	13.8852	01/29/2019	Redwood Master Fund, Ltd
163,300	13.5584	01/29/2019	Redwood Master Fund, Ltd
66,700	13.56	1/29/2019	Redwood Drawdown Master Fund II, LP
21,750	13.79	1/29/2019	Redwood Drawdown Master Fund II, LP
31,327	13.89	1/29/2019	Redwood Drawdown Master Fund II, LP
11,834	13.6655	01/30/2019	Redwood Master Fund, Ltd
35,537	13.5641	01/30/2019	Redwood Master Fund, Ltd
71,075	13.5099	01/30/2019	Redwood Master Fund, Ltd
71,075	13.5769	01/30/2019	Redwood Master Fund, Ltd
88,844	13.5469	01/30/2019	Redwood Master Fund, Ltd
177,687	13.4905	01/30/2019	Redwood Master Fund, Ltd
195,456	13.4324	01/30/2019	Redwood Master Fund, Ltd
72,313	13.49	1/30/2019	Redwood Drawdown Master Fund II, LP
28,925	13.51	1/30/2019	Redwood Drawdown Master Fund II, LP
14,463	13.56	1/30/2019	Redwood Drawdown Master Fund II, LP
28,925	13.58	1/30/2019	Redwood Drawdown Master Fund II, LP
36,156	13.55	1/30/2019	Redwood Drawdown Master Fund II, LP
79,544	13.43	1/30/2019	Redwood Drawdown Master Fund II, LP
5,917	13.4935	01/31/2019	Redwood Master Fund, Ltd
5,917	13.0964	02/01/2019	Redwood Master Fund, Ltd
(2,901)	13.0145	02/04/2019	Redwood Master Fund, Ltd
8,798	12.9493	02/04/2019	Redwood Master Fund, Ltd
11,793	14.4348	02/11/2019	Redwood Master Fund, Ltd
(142,150)	15.8008	02/13/2019	Redwood Master Fund, Ltd
(117,753)**	15.8618	02/13/2019	Redwood Master Fund, Ltd
(47,922)	15.86	2/13/2019	Redwood Drawdown Master Fund II, LP
(57,850)	15.80	2/13/2019	Redwood Drawdown Master Fund II, LP
(71,075)	15.5400	02/14/2019	Redwood Master Fund, Ltd
(28,925)	15.54	2/14/2019	Redwood Drawdown Master Fund II, LP

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(569)	15.6400	02/15/2019	Redwood Master Fund, Ltd
(231)	15.64	2/15/2019	Redwood Drawdown Master Fund II, LP
(426,449)	16.5682	02/19/2019	Redwood Master Fund, Ltd
(4,011)	18.1699	02/19/2019	Redwood Master Fund, Ltd
(173,551)	16.57	2/19/2019	Redwood Drawdown Master Fund II, LP
(4,011)	18.0341	02/20/2019	Redwood Master Fund, Ltd
(16,042)	19.6148	02/21/2019	Redwood Master Fund, Ltd
(16,042)	19.6557	02/21/2019	Redwood Master Fund, Ltd
(12,031)	19.6523	02/21/2019	Redwood Master Fund, Ltd
(100,000)	19.51	2/21/2019	Redwood Drawdown Master Fund II, LP
(13,400)	19.88	2/22/2019	Redwood Drawdown Master Fund II, LP
2,005	17.8464	02/27/2019	Redwood Master Fund, Ltd
6,584	17.2354	02/28/2019	Redwood Master Fund, Ltd
9,682	18.0409	03/04/2019	Redwood Master Fund, Ltd

*	Except as otherwise indicated, all transactions were open-market purchases effected through brokers.
**	Represents Shares underlying exchange-listed options sold short that were assigned.